Exhibit 97.1

CARROLS RESTAURANT GROUP, INC.
Syracuse, New York

PERSONNEL POLICY AND PROCEDURE

Subject:	INCENTIVE COMPENSATION RECOVERY (CLAWBACK) POLICY	Instruction No: 344
Date: 12/1/2023

Affects:	Executive officers of the Company	Approved by: Board of Directors

I.OVERVIEW

The Board of Directors (the “Board”) of Carrols Restaurant Group, Inc. (together with its subsidiaries, the “Company”) believes that it is in the best interests of the Company and its stockholders to maintain a culture that emphasizes honesty, integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this incentive compensation recovery policy (this “Policy”) which provides for the recoupment of erroneously awarded Incentive-Based Compensation (as defined below) in the event of an Accounting Restatement (as defined below) resulting from material noncompliance with financial reporting requirements under the securities laws. This Policy is intended to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder and Nasdaq Listing Rule 5608 (the “Clawback Listing Standards”).

II.ADMINISTRATION OF POLICY

The Compensation Committee (the “Committee”) of the Board shall have full authority to administer this Policy. The Committee is authorized, subject to the provisions of this Policy, to make such determinations and interpretations and to take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Committee with respect to this Policy shall be final, binding and conclusive on all interested parties.

III.COVERED EXECUTIVES

This Policy applies to all current and former executive officers of the Company, as determined by the Committee in accordance with the definition of “executive officer” in the Clawback Listing Standards, as well as any other executive officer who participates in the Company’s Executive Bonus Program or is otherwise designated by the Committee from time to time to be subject to this Policy (collectively, a “Covered Executive”).

IV.EVENTS REQUIRING APPLICATION OF THIS POLICY

In the event the Company is required to prepare an Accounting Restatement, then the Committee shall recover reasonably promptly all erroneously awarded Incentive-Based Compensation

Received by a Covered Executive in accordance with the terms of this Policy. Notwithstanding the foregoing, the Committee can decide to refrain from recovering erroneously awarded Incentive-Based Compensation if the Committee determines that such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the Clawback Listing Standards.

This Policy applies to all Incentive-Based Compensation Received on or after October 2, 2023 by a Covered Executive, provided that:

(a)such Incentive-Based Compensation is Received after such individual began serving as a Covered Executive;

(b)such individual served as a Covered Executive at any time during the performance period applicable to such Incentive-Based Compensation;

(c)such Incentive-Based Compensation is Received while the Company has a class of securities listed on Nasdaq; and

(d)such Incentive-Based Compensation is Received during the applicable Clawback Period (as defined below).

V.AMOUNT OF INCENTIVE-BASED COMPENSATION TO BE RECOVERED

The amount of Incentive-Based Compensation subject to recovery under this Policy shall equal the amount by which the Incentive-Based Compensation Received by the Covered Executive exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the Accounting Restatement, as calculated by the Committee without regard to any taxes paid.

For Incentive-Based Compensation based on stock price or total shareholder return where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement:

(a)the amount of Incentive-Based Compensation subject to recovery under this Policy shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and

(b)the Company must maintain documentation of the determination of the reasonable estimate and provide such documentation to Nasdaq.

VI.METHOD OF RECOUPMENT

The Committee will determine, in its sole discretion, the method for recouping Incentive-Based Compensation hereunder. To the extent permitted by applicable law, methods of recoupment may include, without limitation, one or more of the following:

(a)requiring one or more cash payments to the Company from the Covered Executive, including, but not limited to, the reimbursement of cash Incentive-Based     Compensation previously paid by the Company to the Covered Executive;

(b)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards previously made to the Covered Executive;

(c)offsetting the amount to be recovered from any compensation or other amounts otherwise payable by the Company to the Covered Executive;

(d)cancelling or adjusting or offsetting against outstanding vested or unvested equity awards held by the Covered Executive; and/or

(e)taking any other remedial and recovery action permitted by law, as determined by the Committee in its sole discretion.

Upon any recoupment determination by the Committee, the Committee shall notify the Covered Executive in writing of its determination. To the extent that a Covered Executive is required to repay any Incentive-Based Compensation, or to take any other action required or appropriate to effectuate recoupment in accordance with this Policy, then the Covered Executive shall promptly repay such Incentive-Based Compensation and shall promptly take all such other actions, upon the Company’s demand or within a specified time period (and with or without interest), as determined by the Committee in its sole discretion.

VII.NO INDEMNIFICATION; SUCCESSORS

The Company shall not indemnify any Covered Executive against the loss of any erroneously awarded Incentive-Based Compensation. In addition, the Company is prohibited from paying or reimbursing any Covered Executive for the premiums on an insurance policy that would cover a Covered Executive’s potential clawback obligations, or entering into any agreement that exempts any Incentive-Based Compensation from this Policy or that waives the Company’s rights to recover erroneously awarded Incentive-Based Compensation in accordance with the terms of this Policy. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

VIII.INTERPRETATION

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1 thereunder or any other applicable rules or standards adopted by the Securities and Exchange Commission, and the Clawback Listing Standards.

IX. EFFECTIVE DATE

This Policy shall be effective as of December 1, 2023 and shall apply to Incentive-Based Compensation that is Received by Covered Executives on or after October 2, 2023 as determined by the Committee in accordance with the terms hereof.

X.DISCLOSURE

The Company shall file all disclosures with respect to this Policy with the Securities and Exchange Commission (the “SEC”) and Nasdaq, in each case, as may be required under any applicable requirements, rules or standards thereof.

XI.OTHER RECOUPMENT RIGHTS

This Policy does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company or limit any other remedies that the Company may have available to it and any other actions that the Company may take, including termination of employment, institution of civil proceedings, or reporting misconduct to appropriate government authorities. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy, whether in any benefit plan, offer letter, employment agreement, compensation plan, equity award agreement or otherwise, and any other legal remedies available to the Company.

XII.RELATIONSHIP TO OTHER PLANS AND AGREEMENTS

The Board intends that this Policy will be applied to the fullest extent of the law. The Committee may require, as a condition to the grant on or after the Effective Date of any benefit under a benefit plan, offer letter, employment agreement, compensation plan, equity award agreement or similar agreement, that a Covered Executive agree to abide by the terms of this Policy. In the event of any inconsistency between the terms of this Policy and the terms of any benefit plan, offer letter, employment agreement, compensation plan, equity award agreement or similar agreement under which Incentive-Based Compensation has been granted, awarded, earned or paid to a Covered Executive, the terms of this Policy shall govern.

XIII.AMENDMENT AND TERMINATION

The Board may amend or terminate this Policy at any time in its discretion upon the recommendation of the Committee.

XIV.DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

“Accounting Restatement” shall mean an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Financial Reporting Measures” shall mean any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure that is derived wholly or in part from such measures. Examples of Financial Reporting Measures include, without limitation, measures based on the Company’s stock price, total shareholder return, revenues, net income, earnings before interest, taxes, depreciation, and amortization (EBITDA), funds from operations, liquidity measures such as working capital or operating cashflow, return measures such as return on invested capital or return on assets, and earnings measures such as earnings per share.

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation includes, without limitation, (i) non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure, (ii) bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure, (iii) other cash awards based on satisfaction of a Financial Reporting Measure or (iv) restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure, but excludes, without limitation, (a) base salaries, (b) bonuses paid solely at the discretion of the Committee that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure, (c) bonuses paid solely upon satisfying one or more subjective standards unrelated to a Financial Reporting Measure and/or completion of a specified employment period, (d) non-equity incentive plan awards earned solely upon satisfying one or more strategic or operational measures unrelated to a Financial Reporting Measure, and (e) equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure and vesting is contingent solely upon completion of a specified employment period.

“Received” means, with respect to Incentive-Based Compensation, the point in time in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive- Based Compensation occurs after the end of such period.

“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the date the Company is required to prepare an Accounting Restatement as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years as determined in accordance with the Clawback Listing Standards. For purposes of determining the relevant Clawback Period, the date that a Company is required to prepare an Accounting Restatement is the earlier to occur of: (a) the date the Company’s Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case, regardless of whether or when an Accounting Restatement is actually filed.

Carrols Restaurant Group, Inc.
Incentive Compensation Recovery (Clawback) Policy
Covered Executive Acknowledgment
Carrols Restaurant Group, Inc. (together with its subsidiaries, the “Company”) maintains an incentive compensation recovery policy (the “Policy”), a copy of which is attached. I, a “Covered Executive” to whom the Policy applies, (i) have received, and have read and familiarized myself with, the Policy; (ii) agree to be subject to the terms and conditions of the Policy, as the same may be amended from time to time, and understand that the Policy will apply to me both during and after my employment with the Company; (iii) understand and agree that any action taken by the Company pursuant to the Policy shall not give rise to any right to indemnification from the Company or otherwise in respect thereof; and (iv) understand and agree that I remain subject to the Amended and Restated Incentive Compensation Clawback Policy currently maintained by the Company (the “Prior Policy”). In the event of any inconsistency between the Policy or the Prior Policy, as applicable, and the terms of any employment agreement or offer letter to which I am a party, or the terms of any compensation plan, equity award agreement or similar agreement under which any incentive-based compensation has been granted, awarded, earned or paid, the terms of the Policy or the Prior Policy, as applicable, shall govern. In the event it is determined by the Compensation Committee of the Board of Directors of the Company that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company pursuant to the Policy or the Prior Policy, as applicable, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

__________________________________ ______________________________
(Signature of Covered Executive) (Date)

Name:
Title: